 EX‑35.6

(logo) TRIMONT

REAL ESTATE ADVISORS

Officer's Certificate

For the period January 1, 2015 Through December 31, 2015

Morgan Stanley Bank of America Merrill Lynch Trust 2015-C21, Commercial Mortgage Pass-Through Certificates, Series 2015-C21

As authorized Officer of Trimont Real Estate Advisors, LLC (f/k/a Trimont Real Estate Advisors, Inc.) with respect to the preceding calendar period a review of the activities of the Servicer’s activities during the period and its performance under this Agreement has been made under such Officer's supervision and to the best of such Officer's knowledge, based on such review, the Servicer has fulfilled its obligations under this Agreement in all material respects throughout such period.

Trimont Real Estate Advisors, LLC

By: /s/ Brian Ward

Title: Authorized Signatory

Date: February 29, 2016

Monarch Tower Suite 2200 3424 Peachtree Road NE Atlanta, Georgia 30326

404‐420‐5600 Fax: 404‐420‐5610